Exhibit 12.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2009	2008	2007	2006	2005

FIXED CHARGES:
Interest Expense	$42,887	$45,307	$44,621	$43,316	$40,319
Amortization of Debt Premium, Discount and Expense	406	410	471	566	821
Interest Component of Rentals	1,239	1,290	1,288	1,185	1,266

Total Fixed Charges	$44,532	$47,007	$46,380	$45,067	$42,406

EARNINGS:
Net Income before Dividends on Preferred Stock	$106,585	$114,182	$90,500	$85,841	$89,213
Add:
Income Taxes	66,018	64,707	54,497	51,902	47,393
Total Fixed Charges	44,532	47,007	46,380	45,067	42,406

Total Earnings	$217,135	$225,896	$191,377	$182,810	$179,012

Ratio of Earnings to Fixed Charges	4.9	4.8	4.1	4.1	4.2